The Taiwan Fund, Inc.
File Number 811-4893
CIK Number 0000804123
Item 77 C


Results of Annual Stockholder Meeting Voting Held January 21, 2008

1. Election of Directors  The stockholders of the Fund elected
Bing Shen, Benny T. Hu, Harvey Chang, Christina Liu, Joe O. Rogers, Michael F. Holland, M. Christopher Canavan, Jr. and Anthony Kai Yiu Lo to the Board of Directors to hold office until their successors are elected and qualified.

				For			Withheld
      Bing Shen		        7,973,324		 47,241
      Benny T. Hu		7,071,598		948,967
      Harvey Chang		7,973,559		 47,006
      Christina Liu		7,972,279		 48,286
      Joe O. Rogers		7,080,881		939,684
      Michael F. Holland	7,080,580		939,985
      M. Christopher Canavan Jr.7,992,155		 28,410
      Anthony Kai Yiu Lo	7,973,072		 47,493